December 12, 2007

Mail Stop 4561

Sadruddin Currimbhoy, President
Opticon Systems, Inc.
10570 Flora Vista Avenue
Cupertino, CA 95014

> **Re: Opticon Systems, Inc.**
> **Amendment No. 4 to Form 10-SB**
> **Filed November 14, 2007**
>
> **Quarterly Report on Form 10-QSB for September 30, 2007**
> **Filed November 14, 2007**
> **File No. 0-52488**

Dear Mr. Currimbhoy:

We have reviewed the above-captioned filings and have the following comments.

Form 10-QSB
Certifications

1. Please see our comment 3 in our letter of November 7, 2007 and your response. The certifications required by Item 601(b)(31) of Regulation S-B filed with this Form 10-QSB continue to include the titles in the opening sentences. Please amend the Form 10-QSB to revise these certifications.

2. We also note that the certifications required by Item 601(b)(32) of Regulation S-B have been omitted. Please file these certifications in the same amended Form 10-QSB.

You may contact Hugh Fuller at (202) 551-3835 with any questions. If you need further assistance, you may contact Jay Ingram at (202) 551-3397. If you require further assistance, please contact Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Jackson L. Morris
       3116 W. North A Street
       Tampa, FL 33609-1544
       Facsimile Number: (800) 310-1695